

June 4, 2015

Daniel Grodnik
Chief Executive Officer
Mass Hysteria Entertainment Company, Inc.
2920 W. Olive Avenue, Suite 208
Burbank, California 91505

      Re: **Mass Hysteria Entertainment Company, Inc.**
             Form 10-K for the Fiscal Year Ended November 30, 2014
             Filed March 17, 2015
             File No. 000-53739

Dear Mr. Grodnik:

We issued comments to you on the above captioned filing on April 10, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 18, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief